Exhibit 2.28

3 April 2017

ASX Market Announcements
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000	By Electronic Lodgement

BONDHOLDER AND NEDBANK STANDSTILL

Paladin Energy Limited (Paladin or the Company) (ASX:PDN / TSX:PDN) refers its previous announcements regarding its Restructure Proposal, and a potential option in favour of CNNC Overseas Uranium Holdings Ltd (CNNC) which, if validly exercised, could entitle CNNC to acquire Paladin’s interest in the Langer Heinrich Mine (the Potential CNNC Option).

Certain bondholders remain subject to standstills agreed previously with the Company, representing 86.6% of holders of 2017 Convertible Bonds and 75.1% of holders of 2020 Convertible Bonds, which remain effective.  In order to provide the Company with time to resolve the Potential CNNC Option and progress the Restructure Proposal or a suitable alternative, the Company is negotiating amended standstill deeds with its major bondholders to take account of the recent circumstances (including the Potential CNNC Option).  The effect of the standstill arrangements in place is that forthcoming payments due upon maturity of the 2017 Convertible Bonds (due April 2017) and interest payments due under the 2017 and 2020 Convertible Bonds (due March and April 2017) will be deferred with the consent of a binding majority of holders of the two series of bonds.

Paladin also refers to the waiver it was granted by Nedbank Limited (Nedbank) in relation to Paladin failing to satisfy the minimum asset value threshold as required by Langer Heinrich Uranium (Pty) Ltd’s Revolving Credit Facility with Nedbank (described in the Company’s 31 December 2016 Half Yearly Report announced on 14 February 2017).  The waiver provided by Nedbank was due to lapse on 31 March 2017 however, consistent with the ongoing support that Paladin is receiving from its other stakeholders, Nedbank has agreed to extend the waiver until 30 June 2017, subject to formal documentation which is now being agreed.

Paladin will continue to provide its stakeholders with material updates as soon as it is in a position to do so.

The Company’s shares will remain in suspension until the Company has dealt with these material developments that affect the Company’s ability to successfully progress the Restructure Proposal.

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366 Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au